TCW Funds

865 South Figueroa Street

Los Angeles, California 90017

January 22, 2016

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	TCW Funds, Inc. - File Nos. 033-52272 and 811-07170

Ladies and Gentlemen:

On behalf of TCW Funds, Inc. (the “Registrant”), we hereby respond to the oral comments provided on December 30, 2015 by Mr. Asen Parachkevov of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Registrant’s Post-Effective Amendment No. 94 to its Registration Statement filed on November 13, 2015 (“PEA No. 94”), which contained disclosure with respect to a proposed new series of the Registrant, the TCW New America Premier Equities Fund (the “Fund”). Changes to the Registrant’s disclosure in response to those comments are reflected in the Post-Effective Amendment No. 95 to its Registration Statement (“PEA No. 95”) expected to be filed on or about January 22, 2016.

Except as otherwise noted, (i) all references to page numbers in the following comments and responses are made with respect to the Prospectus that was already filed as part of PEA No. 94, and (ii) all capitalized terms used but not otherwise defined in the following comments and responses have the same meanings ascribed to such terms in that same version of the Prospectus.

Prospectus:

Fees and Expenses of the Fund

1.	Comment: With respect to the “Annual Fund Operating Expenses” table on page 1, please file the amounts of fees and expenses that will be included in PEA No. 95 for review by the Staff prior to the date upon which PEA No. 95 becomes effective.

Response: Comment accepted. The completed Annual Fund Operating Expenses table included in PEA No. 95 is as follows:

January 22, 2016

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment.)

	Share Classes
	I	N
Management Fees	0.80%	0.80%
Distribution and/or Service (12b-1) Fees	None	0.25%
Other Expenses[1]	4.39%	4.39%
Total Annual Fund Operating Expenses	5.19%	5.44%
Fee Waiver and/or Expense Reimbursement[2]	4.15%	4.40%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.04%	1.04%

[1]	“Other Expenses” are based on estimated amounts for the current fiscal year and calculated as a percentage of the Fund’s assets.
[2]	The Fund’s investment advisor has agreed to waive fees and/or reimburse expenses to limit the Fund’s total annual operating expenses (excluding interest, brokerage, extraordinary expenses and acquired fund fees and expenses, if any) to 1.04% of average daily net assets. This contractual fee waiver/expense reimbursement will remain in place through February 28, 2017 and before that date the investment advisor may not terminate this arrangement without approval of the Board of Directors. At the conclusion of this period, the Fund’s investment advisor, in its sole discretion, may extend, terminate or otherwise modify the contractual fee waiver/expense reimbursement.

2.	Comment: With respect to footnote 2 to the “Annual Fund Operating Expenses” table on page 1, please supplementally confirm whether the fees waived and/or expenses reimbursed pursuant to the Expense Limitation Agreement are subject to recoupment by TCW Investment Management Company (the “Advisor”).

Response: Comment accepted. The Registrant hereby confirms that fees waived and/or expenses reimbursed pursuant to the Expense Limitation Agreement are not subject to recoupment by the Advisor.

Example

3.	Comment: With respect to the table in the “Example” section on page 1, please supplementally confirm that the amounts listed in that table reflect only fees waived and/or expenses reimbursed during the contractual period of the Expense Limitation Agreement.

Response: Comment accepted. The Registrant hereby confirms that the amounts listed in the referenced table reflect only fees waived and/or expenses reimbursed during the contractual period of the Expense Limitation Agreement.

January 22, 2016

Principal Investment Strategies

4.	Comment: The Staff notes that under Rule 35d-1(a)(3) under the Investment Company Act of 1940, as amended (the “1940 Act”) , a fund must adopt a policy to invest, under normal circumstances, at least 80% of the value of its assets in investments that are tied economically to the particular country or geographic region suggested by its name. With respect to the first paragraph under the “Principal Investment Strategies” section beginning on page 1, please supplementally explain why the Fund’s policy of investing, under normal circumstances, at least 80% of the Fund’s assets (plus any borrowings for investment purposes) in equity securities listed on U.S. financial markets (the “80% Test”) satisfies the requirement under Rule 35d-1(a)(3). As currently drafted, the 80% Test includes ADRs and other instruments that could constitute non-Americas exposure.

Response: Comment accepted. The Registrant has revised the above-referenced disclosure so that it now reads as follows: “…in equity securities of U.S. companies.”

5.	Comment: Please supplementally expand on the nature of how the Fund’s portfolio will be constructed.

Response: Comment accepted. The Registrant has added the following disclosure to the “Principal Investment Strategies” section beginning on page 1: “In managing the Fund’s investments, the portfolio manager seeks to invest in what he considers to be attractively valued equity securities of cash generating businesses with prudently managed environmental, social, and financial resources. Fundamental research is used to identify these companies. The portfolio manager will use both qualitative and quantitative screening criteria to supplement the fundamental research. The portfolio manager’s screening focuses on companies whose shares are trading at prices the portfolio manager believes are below their intrinsic values.”

6.	Comment: Please supplementally disclose whether the Fund will have exposure to foreign issuers and consider revising principal risks to include currency risk, foreign risk, etc.

Response: Comment accepted. The Registrant does not consider its exposure to foreign issues to be a material part of its investment strategy, and therefore does not constitute a principal risk to the Fund.

Principal Risks of the Fund

7.	Comment: Please supplementally clarify the nature of the “Financial Services Sector Risk” risk factor on page 5 and confirm whether the Fund will concentrate its investments in any particular financial services industry.

Response: Comment accepted. Although the Fund’s strategy will likely result in the Fund’s holding a material portion of its portfolio in the financial services sector, the Fund will not concentrate its investments in any particular financial services industry within the financial services sector. The Registrant has added disclosure in the “Principal Investment Strategies” section beginning on page 1 describing the Fund’s investments in the financial services sector. In addition, the Registrant has also added a “financial services sector risk” under Principal Risks on page 2.

January 22, 2016

8.	Comment: Please supplementally add “frequent trading” risk disclosure under the “Principal Risks” bulleted point section on page 2.

Response: Comment accepted. The Registrant has added the requested disclosure.

9.	Comment: Please confirm whether the Fund intends to be diversified or not.

Response: Comment accepted. The Registrant can confirm that the Fund intends to be diversified.

* * * * *

We also hereby provide the following statements on behalf of the Registrant:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (213) 244-0646 with comments and questions.

Very truly yours,

/s/ Patrick W. Dennis

Patrick W. Dennis
Assistant Secretary